EXHIBIT 99.1

Western Copper and Gold Closes Oversubscribed Private Placement

VANCOUVER, British Columbia, May 17, 2019 (GLOBE NEWSWIRE) -- Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to report that it has completed the brokered private placement offering previously announced on April 29, 2019 (the “Offering”) of flow-through common shares (the “FT Shares”).

The Company issued a total of 3,727,000 FT Shares, comprised of (i) 3,333,333 FT Shares pursuant to the base Offering and (ii) 393,667 FT Shares pursuant to the agent’s exercise of its option, at a price of C$0.90 per FT Share for aggregate gross proceeds of C$3,354,300.

The gross proceeds received from the sale of the FT Shares will be used solely to incur “Canadian exploration expenses” as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company’s directly and indirectly held mineral properties at the Casino Project in the Yukon Territory.

In connection with the Offering, the agent was paid a cash commission equal to 6.0% of the gross proceeds raised from the sale of FT Shares to purchasers other than President’s List Purchasers (as hereinafter defined) and 3.0% of the gross proceeds raised from the sale of FT Shares to purchasers identified by the Company to the agent (the “President’s List Purchasers”).

The FT Shares are subject to a statutory hold period expiring on September 18, 2019 in accordance with applicable Canadian securities legislation and the rules of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Paul West-Sells”

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson
Director, Corporate Development
604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward -looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the use of proceeds from the Offering. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.